Exhibit 99.1

First IMRIS intraoperative suite in Canada featuring flexibility of MRI and angiography opens at Health Sciences Centre Winnipeg

Neurosurgeons can image, treat patients within three-room suite without moving patients

WINNIPEG, Sept. 17, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the official opening of the first VISIUS® Surgical Theatre in Canada that features both intraoperative MRI (iMRI) and angiography capability together in a three-room suite at Health Sciences Centre Winnipeg.

"As Manitoba's center for trauma and neurosciences, the IMRIS suite enhances our surgical and diagnostic expertise and gives us an important technology platform that is an integral part of emerging therapies and procedures that advance patient care," said Dr. Neil Berrington, Head of Neurosurgery at HSC Winnipeg. "It's a powerful part of the Centre for Surgical Innovation in our new Kleysen Institute for Advanced Medicine and raises the bar in bringing together neurosurgical research and improved patient outcomes."

The VISIUS Surgical Theatre features an MR scanner and an interventional bi-plane angiography system. Mounted on ceiling rails for on-demand movement, the MR scanner can be deployed into any of three rooms - permitting rapid and efficient transitions between MR imaging and surgery or intervention without transporting the patient between modalities.

MR images can be taken before and during procedures to assess tissue condition, and can also be used in conjunction with fluoroscopic images during neurovascular procedures. When not in use for intraoperative imaging, both the MR and fluoroscopic system are available for diagnostic use as well.

The largest hospital in Winnipeg, HSC Winnipeg is the fourth Canadian institution to install a VISIUS Surgical Theatre and one of five in North America with a combined iMRI and angiography suite, providing multi-modality image guidance capabilities to assist clinicians in improving outcomes for patients during neurosurgical and interventional procedures. The angiography capability will assist surgeons with neurovascular procedures such as stroke management.

IMRIS CEO Jay D. Miller said this is a big step for healthcare in Manitoba and Canada. "The combined benefits of the IMRIS solution will assist in addressing a broad range of neurological disorders. As a company founded in Winnipeg, Manitoba, we are delighted that our solutions will be contributing to proven reductions in re-operation rates," he said.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Image with caption: "First IMRIS VISIUS Surgical Theatre in Canada featuring both intraoperative MRI and angio opens at Health Sciences Centre Winnipeg. "Raises the bar in bringing together neurosurgical research and improved patient outcomes," said Dr. Neil Berrington. Photo Credit: HSC Winnipeg. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130917_C7901_PHOTO_EN_30922.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 11:00e 17-SEP-13